UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100
(Address of principal executive office)

Indicate by check mark registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

On October 26, 2007, Infosys Technologies Limited (the "Company") announced that the Company is undertaking an internal reorganization of its business units. As part of the reorganization, the Company announced that it would form six vertical Industry Business Units and five Horizontal Business Units, create a separate business unit to focus on India and broaden its senior management team through the formation of an Executive Council. The Company has now completed the reorganization, including the formation of the vertical, horizontal and geographic business units and the formation of the Executive Council. The Executive Council has been endowed by the Company's Board of Directors with operational oversight of the entire Company, and the Company recently completed the appointment of members to the Executive Council. The Executive Council is comprised of:

  S. Gopalakrishnan, the Company's Chief Executive Officer and Managing Director.
  S. D. Shibulal, a director, the Company’s Chief Operating Officer and Group Head Worldwide Customer Delivery and Sales.
  V. Balakrishnan, the Company's Chief Financial Officer.
  Nandan M. Nilekani, Co-Chairman of the Company's Board of Directors.
  K. Dinesh, a director and the Company's Head — Communication Design Group, Information Systems, Quality and Productivity.
  Mohandas Pai, a director and the Company's Head — Administration, Education and Research and Human Resources.
  Srinath Batni, a director and the Company's Co-Head — Worldwide Customer Delivery;
  Ashok Vemuri, Unit Head and Senior Vice President (Banking and Capital Markets)
  B. G. Srinivas, Unit Head and Senior Vice President (Manufacturing);
  Chandra Sekhar Kakal, Unit Head and Senior Vice President (Enterprise Solutions); and
  Subhash Dhar, Unit Head and Senior Vice President (Communications Media and Entertainment)

The Executive Council will be chaired by the Chief Executive Officer.

The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Technologies Limited
/s/ S. Gopalakrishnan S. Gopalakrishnan
Date: December 14, 2007	Chief Executive Officer